EXHIBIT 99.1

2018 Annual General Meeting

Further to the press release of July 5, 2018 giving notice that the Golar LNG Partners LP 2018 Annual General Meeting will be held on September 26, 2018, a copy of the Notice of Annual Meeting of Limited Partners and associated information including the Company's Annual Report on Form 20-F can be found on our website at http://www.golarlngpartners.com and in the attachments below.

Golar LNG Partners LP

Hamilton, Bermuda

August 17, 2018

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

Attachments

  Notice of 2018 Annual Meeting of Limited Partners.pdf: https://resource.globenewswire.com/Resource/Download/bb0476cb-8967-4bf0-840a-9ff7b6fba357
  2017 Annual Report Form 20-F.pdf: https://resource.globenewswire.com/Resource/Download/e8327691-cf83-49e0-8b23-b1a9bc931076